CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN HIGHLIGHTED IN THIS LETTER.

May 3, 2018

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Scholar Rock Holding Corporation

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  William Mastrianna

Re:                                                                             Scholar Rock Holding Corporation
Registration Statement on Form S-1
File No. 333-224493
CIK No. 0001727196

Dear Mr. Mastrianna:

This letter is being submitted on behalf of Scholar Rock Holding Corporation (the “Company”) to supplement the Company’s prior responses to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on April 27, 2018.

On behalf of the Company, we are supplementally providing the following:

1.              A bona fide estimate of the range of the offering price for the shares of the Company’s common stock offered by the Registration Statement (before giving effect to a contemplated reverse stock split of the Company’s common stock in connection with the offering), and a discussion of the factors that the Company believes led to the increase in the value of its common stock between the recent valuations of its common stock and the estimated price range for the offering, attached hereto as Exhibit A.

2.              For the Staff’s convenience, a table summarizing stock options (or, with respect to the Company’s predecessor, Scholar Rock, LLC, prior to the reorganization of the Company described in the Registration Statement, incentive units) granted between September 27, 2017 and the date hereof, which table reflects the issuance of options to purchase shares of common stock granted by the Company or incentive units granted by the Company’s predecessor, and which the Company has included in the Registration Statement, attached hereto as Exhibit B.

3.              Proposed language that the Company intends to include in a subsequent amendment to the Registration Statement listing the significant factors contributing to any difference between its most recent common stock valuations on September 27, 2017, December 22, 2017 and March 5, 2018, and the midpoint of the estimated price range for this offering (before giving effect to a contemplated reverse stock split of the Company’s common stock in connection with the offering). The Company expects that such disclosure would be generally consistent with the currently contemplated disclosure attached hereto as Exhibit C.

The Company advises the Staff that the general approach taken by the Company in determining the fair value of its common units and common stock, including as of September 27, 2017, which the Company’s board of directors considered for incentive unit grants on September 27, 2017 and October 26, 2017, as of December 22, 2017, which the Company’s board of directors considered for option grants on February 20, 2018 and as of March 5, 2018, which the Company’s board of directors considered for option grants on April 3, 2018 and April 15, 2018, are set forth beginning on page 82 of the prospectus included in the Registration Statement.  Additional factors considered in the fair value assessments as of September 27, 2017, December 22, 2017 and March 5, 2018 are described below.

As described in the Registration Statement, the Company estimated the value of its equity using the market approach, including the guideline public company method and a precedent transaction method which ‘‘backsolves’’ to a preferred price.  The Company allocated equity value to its common units, incentive units and convertible preferred units or to common stock and convertible preferred stock, as the case may be, using either an option-pricing method (“OPM”) or a hybrid method, which is a hybrid between the OPM and the probability-weighted expected return method. The OPM treats common securities and preferred securities as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common units and incentive units and common stock have value only if the funds available for distribution to members or stockholders exceed the value of the preferred security liquidation preference at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method estimates the probability-weighted value across multiple scenarios but uses the OPM to estimate the allocation of value within at least one of the scenarios. In addition to the OPM, the hybrid method considers an initial public offering (“IPO”) scenario in which the shares of convertible preferred stock are assumed to convert to common stock. The future value of the common units, incentive units and common stock in the IPO scenario is discounted back to the valuation date at an appropriate risk adjusted discount rate. In the hybrid method, the present value indicated for each scenario is probability weighted to arrive at an indication of value for the common units, incentive units and common stock.

September 27, 2017 Valuation

The fair value of the Company’s common units of $1.71 per unit at September 27, 2017 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm.  This valuation was used to support the fair value of the Company’s common units with respect to incentive units granted on September 27, 2017 and October 26, 2017. This valuation utilized the hybrid method.  The present value of the Company’s common units in an IPO scenario was calculated based on metrics observed from then-recent IPOs of comparable companies, including pre-money IPO valuations and step-ups.  The value of the Company’s common units in a remain-private scenario was calculated using the OPM.  The valuation assumed a 10% probability of an IPO and a 90% probability of remaining private.  A discount for lack of marketability of 15% and 28% was applied to the IPO and remaining private scenarios, respectively.

December 22, 2017 Valuation

The fair value of the Company’s common stock of $2.02 per share at December 22, 2017 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm.  This valuation was used to support the fair value of the Company’s common stock with respect to options granted on February 20, 2018. This valuation utilized the hybrid method.  The present value of the Company’s common stock in an IPO scenario was calculated based on metrics observed from then-recent IPOs, including pre-money IPO valuations and step-ups.  The value of the Company’s common stock in a remain-private scenario was calculated using the OPM.  The valuation assumed a 25% probability of an IPO and a 75% probability of remaining private.  A discount for lack of marketability of 18% and 24% was applied to the IPO and remaining private scenarios, respectively.

March 5, 2018 Valuation

The fair value of the Company’s common stock of $2.51 per share at March 5, 2018 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm.  This valuation was used to support the fair value of the Company’s common stock with respect to options granted April 3, 2018 and April 15, 2018. This valuation utilized the hybrid method.  The present value of the Company’s common stock in an IPO scenario was calculated based on metrics observed from then-recent IPOs of comparable companies, including pre-money IPO valuations and step-ups.  The value of the Company’s common stock in a remain-private scenario was calculated using the OPM.  The valuation assumed a 40% probability of an IPO and a 60% probability of remaining private.  A discount for lack of marketability of 10% and 29% was applied to the IPO and remaining private scenarios, respectively.

The weighting attributed to the IPO scenarios in each of the valuations above reflected assessments as to the likelihood of an IPO, the uncertainty regarding the Company’s planned commencement of its Phase 1 clinical trial of SRK-015, and the uncertainty concerning whether investors might be receptive to making an investment in the Company.  The Company also considered macroeconomic and overall market conditions, including the Company’s subjective assessment of market conditions for IPOs of companies similarly situated to the Company and the Company’s subjective assessment as to the likelihood of successfully executing an IPO in the coming months, among other factors.

The Company respectfully requests that the Staff return to us this letter and the information provided pursuant to Exhibits A, B and C pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  We have provided a self-addressed stamped envelope for this purpose.  In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this letter and the information provided pursuant to Exhibits A, B and C of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame
Laurie A. Burlingame
Goodwin Procter LLP

cc:                                Charles Eastman, United States Securities and Exchange Commission

Terry French, United States Securities and Exchange Commission

Kathleen Krebs, United States Securities and Exchange Commission

Nagesh K. Mahanthappa, Scholar Rock Holding Corporation

Junlin Ho, Scholar Rock Holding Corporation

Kingsley L. Taft, Goodwin Procter LLP

Exhibit A

The Company supplementally advises the Staff that the estimated price range for the common stock in the Company’s proposed initial public offering (“IPO”) is between $[***] to $[***] per share.  Please note that while the Company expects to effect a reverse stock split prior to the initial public offering, the price range above does not reflect the impact of the anticipated reverse stock split.  This estimated bona fide price range is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated bona fide price range.  In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

With respect to the price range set forth above, the Company notes that, as is typical in initial public offerings, the estimated price range for its offering was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the estimated range were prevailing market conditions, estimates of the Company’s business potential, progress in its research and development programs and developments in its business, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.

In addition, the Company believes the difference in value reflected between the estimated price range and the determination of the fair value of its common stock on each of September 27, 2017, December 22, 2017 and March 5, 2018 is primarily the result of the following factors:

•                  In December 2017, the Company completed a reorganization of its structure and completed its Series C convertible preferred stock financing, with a purchase price of $3.60 per share of Series C convertible preferred stock, raising an aggregate of approximately $47.0 million.  Upon the completion of the Series C convertible preferred stock financing, the Company began evaluating options for raising funds through the public markets and the likelihood of completing an IPO of the Company’s common stock.

•                  The Company took actions to prepare for a potential IPO, including conducting an organizational meeting with the Company’s management, underwriters and advisers on February 26, 2018.  This step taken by the Company to form the underwriting syndicate was viewed as increasing the likelihood of completing an IPO to 40%.

•                  On April 19, 2018, the Company received a comment letter from the SEC in response to its confidential submission of its S-1.  The Company was able to respond to the SEC and publicly filed its registration statement for its IPO with the SEC on April 27, 2018.

•                  In late April, the U.S. Food and Drug Administration (“FDA”) notified the Company that its Investigational New Drug Application for SRK-015 in spinal muscular atrophy was approved and that its Phase 1 clinical trial of SRK-015 could proceed.

•                  In April 2018, the Company continued preparations to initiate its planned Phase 1 clinical trial of SRK-015, and determined the planned date for commencing subject enrollment, with the dosing of the first subject expected to occur by [***].

•                  In late April 2018, the Company applied for the listing of its common stock on The Nasdaq Global Market.

•                  In April 2018, the Company conducted “testing the waters” meetings with prospective investors and the Company received favorable feedback in late April, as a result of which the Company elected to continue with the potential IPO.

•                  Since September 2017, at least 30 biotechnology companies successfully completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in pursuing and completing initial public offerings.

•                  The valuation used to support the fair value of the grants on September 27, 2017 and October 26, 2017 contained multiple scenarios, including an IPO and remaining private, to which probability weightings of 10% and 90% were assigned, respectively. The valuation used to support the fair value of the grants on February 20, 2018 also contained multiple scenarios, including an IPO and remaining private, to which probability weightings of 25% and 75% were assigned. The valuation used to support the fair value of the grants on April 3, 2018 and April 15, 2018 also contained multiple scenarios, including an IPO and remaining private, to which probability weightings of 40% and 60% were assigned. The consideration of different liquidity event scenarios, including the weighting of the likelihood of an IPO, accounts for some but not all of the difference between the estimated price range for the common stock in the IPO and the fair value of the Company’s common units and common stock at the recent grant dates.

•                  The valuations used to support the fair value of the grants on each of September 27, 2017, October 26, 2017, February 20, 2018, April 3, 2018 and April 15, 2018 took into account the uncertainty surrounding an IPO in terms of the likelihood of success, timing and price.  The estimated price range for the IPO necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock.  The fair value of the Company’s common units on September 27, 2017 and October 26, 2017 reflected discounts of for lack of marketability of 15% and 28% to the IPO and remaining private scenarios, respectively.  The fair value of the Company’s common stock on February 20, 2018 reflected discounts of for lack of marketability of 18% and 24% to the IPO and remaining private scenarios, respectively. The fair value of the Company’s common stock on April 3, 2018 and April 15, 2018 reflected discounts of for lack of marketability of 10% and 29% to the IPO and remaining private scenarios, respectively.

•                  The Company’s currently outstanding convertible preferred stock has substantial economic rights and preferences superior to the Company’s common stock. The estimated price range assumes the conversion of all of the Company’s outstanding convertible preferred stock to common stock upon the completion of the IPO and the corresponding elimination of such superior economic rights and preferences.

•                  The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash and cash equivalents. Additionally, the completion of the IPO would provide the Company with access to the public company debt and equity markets and a lower cost of capital following the IPO, and is expected to increase the attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions. These projected improvements in the Company’s financial position influenced the estimated price range described above.

•                  The price that investors are willing to pay in the IPO, for which the price range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Company’s common stock, but are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

•                  In the public markets, the Company believes there are investors who may apply more qualitative valuation criteria to certain of the Company’s assets than the above-described valuation methods applied in the historical valuations of the Company’s common stock.

Exhibit B

The following table sets forth by grant date and type of award, the number of incentive units or stock options granted; the per unit strike price of incentive units or the per share exercise price of stock options granted between January 1, 2016 and the date of this prospectus.

Date of Issuance	Type of Award	Number of Units or Shares Subject to Awards Granted	Per Unit Strike Price or Per Share Exercise Price	Fair Value per Common Unit on Grant Date	Per Unit or Share Estimated Fair Value of Awards on Grant Date(1)
April 25, 2016	Incentive unit	800,000	$0.78	$1.20	$0.98
June 3, 2016	Incentive unit	5,000	$0.78	$1.20	$0.98
August 12, 2016	Incentive unit	652,600	$0.78	$1.19	$0.98
November 30, 2016	Incentive unit	692,000	$0.78	$1.16	$0.97
February 14, 2017	Incentive unit	403,160	$0.78	$1.15	$0.97
February 21, 2017	Incentive unit	42,000	$0.78	$1.15	$0.97
June 2, 2017	Incentive unit	56,000	$0.78	$1.24	$1.05
September 27, 2017	Incentive unit	1,043,302	$0.97	$1.71	$1.38
October 26, 2017	Incentive unit	230,000	$0.97	$1.71	$1.38
February 20, 2018(2)	Stock option	1,885,156	$2.02	$2.02	$1.47 - $1.70
April 3, 2018	Stock option	925,000	$2.51	$2.51	$1.79
April 15, 2018	Stock option	90,000	$2.51	$2.51	$1.79

(1)                                 For the purposes of recording stock-based compensation for grants of incentive units and common stock to non-employees, we measure the fair value of the award on the service completion date (vesting date). At the end of each reporting period prior to completion of the services, we re-measure the value of any unvested portion of the award based on the then-current fair value of the award and adjust expense accordingly.

(2)                                 Includes 1,734,856 and 95,300 stock options for employee service-based awards with a per share estimated grant date fair value of $1.47 and $1.49, respectively, and 55,000 stock options for employee performance-based awards and nonemployee awards with a per share estimated grant date fair value of $1.70.

Exhibit C

We and our underwriters determined the estimated price range set forth on the cover of this preliminary prospectus, which is $[***] to $[***] per share. In comparison, our estimate of the fair value of our common units was $1.71 per unit at September 27, 2017 and October 26, 2017, which was determined by our board of directors with the assistance of a third-party valuation of our common units as of September 27, 2017, $2.02 per share of common stock at February 20, 2018, which was determined by our board of directors with the assistance of a third-party valuation of our common stock as of December 22, 2017, and $2.51 per share of common stock at April 3, 2018 and April 15, 2018, which was determined by our board of directors with the assistance of a third-party valuation of our common stock as of March 5, 2018.

These valuations utilized the hybrid method described in “—Determination of Fair Value of Equity-Based Awards.”  The valuation for our September 27, 2017 and October 26, 2017 incentive unit grants attributed a 10% probability to an initial public offering, or IPO, scenario and a 90% probability of remaining private, and reflected a discount for lack of marketability of 15% and 28% to the IPO and remaining private scenarios, respectively.  The valuation for our February 20, 2018 option grants attributed a 25% probability to an IPO scenario and a 75% probability of remaining private and reflected a discount for lack of marketability of 18% and 24% to the IPO and remaining private scenarios, respectively.  The valuation for our April 3, 2018 and April 15, 2018 option grants attributed a 40% probability to an IPO and a 60% probability of remaining private and reflected a discount for lack of marketability of 10% and 29% to the IPO and remaining private scenarios, respectively. In addition to quantitative analysis from third-party valuations of our common stock, we also considered macro-economic and market conditions, including our subjective assessment of market conditions for initial public offerings of companies similarly situated to ours and our subjective assessment as to the likelihood of successfully executing an initial public offering in the coming months, among other factors.

We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the estimated range were prevailing market conditions, estimates of our business potential, progress in our research and development programs and developments in our business, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.